SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 21549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                        SMSA El Paso I Acquisition Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                       NA
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Timothy P. Halter
                               12890 Hilltop Road
                                Argyle, TX 76226
                                 (972) 233-0300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 12, 2008
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D                          Page 2 of 11


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    HALTER FINANCIAL INVESTMENTS, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A)
                                                                     (B) X
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    WC
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
---------- ---------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY                   400,000 SHARES
     OWNED BY       ------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
      PERSON        ------------------------------------------------------------
       WITH         9        SOLE DISPOSITIVE POWER

                                  400,000 SHARES
                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER


---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    400,000 SHARES
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    80%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    PN
---------- ---------------------------------------------------------------------

                                       13D                          Page 3 of 11


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    HALTER FINANCIAL INVESTMENTS GP, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A)
                                                                     (B) X
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
---------- ---------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
     PERSON                       400,000 SHARES
      WITH          ------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER


                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                  400,000 SHARES
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    400,000 SHARES(1)
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    80%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    OO
---------- ---------------------------------------------------------------------

(1) Shares are owned by Halter Financial Investments, LP of which Halter Financial Investments GP, LLC is the sole general partner

                                       13D                          Page 4 of 11

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    TIMOTHY P. HALTER
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A)
                                                                     (B) X
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
---------- ---------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
     PERSON                       400,000 SHARES
      WITH          ------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER


                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                  400,000 SHARES
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    400,000 SHARES(2)
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    80%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------

(2) Shares are owned by Halter Financial  Investments,  LP of which TPH Capital,
L.P. is a limited partner of which TPH Capital GP, LLC is the sole general partner of which Timothy P. Halter is the sole member.

                                       13D                          Page 5 of 11


---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    DAVID BRIGANTE
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A)
                                                                     (B) X
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
---------- ---------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
     PERSON                       400,000 SHARES
      WITH          ------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER


                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                  400,000 SHARES
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    400,000 SHARES(3)
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    80%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------

(3) Shares are owned by Halter Financial Investments, LP of which Bellfield Capital Partners, L.P. is a limited partner of which Bellfield Capital Management, LLC is the sole general partner of which David Brigante is the sole member.

                                       13D                          Page 6 of 11

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    GEORGE L. DIAMOND
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A)
                                                                     (B) X
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
---------- ---------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
     PERSON                       400,000 SHARES
      WITH          ------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER


                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                  400,000 SHARES
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    400,000 SHARES(4)
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    80%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------

(4) Shares are owned by Halter Financial Investments, LP of which Colhurst Capital, L.P. is a limited partner of which Colhurst Capital GP, LLC is the sole general partner of which George L. Diamond is the sole member.

                                       13D                          Page 7 of 11



---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    MARAT ROSENBERG
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (A)
                                                                     (B) X
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)

---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
---------- ---------------------------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         8        SHARED VOTING POWER
    REPORTING
     PERSON                       400,000 SHARES
      WITH          ------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER


                    ------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                  400,000 SHARES
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    400,000 SHARES(5)
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    80%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
---------- ---------------------------------------------------------------------

(5) Shares are owned by Halter Financial Investments, LP of which Rivergreen Capital, L.L.C. is a limited partner of which Marat Rosenberg is the sole member.

                                       13D                          Page 8 of 11


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of Common Stock, $.001 par value per share (the "Stock"), of SMSA El Paso I Acquisition Corp.., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12890 Hilltop Road, Argyle, Texas 76226.


ITEM 2.  IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following persons
(collectively, the "Reporting Persons"): Halter Financial Investments, L.P., a Texas limited partnership ("HFI"); Halter Financial Investments GP, LLC, a Texas limited liability company and the general partner of HFI ("HFI GP"); Timothy P. Halter, a citizen of the United States and the sole member of TPH Capital GP, LLC which is the sole general partner of TPH Capital L.P. which is a limited partner of HFI ("Halter"); David Brigante, a citizen of the United States and the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital Partners, L.P. which is a limited partner of HFI ("Brigante"); George L. Diamond, a citizen of the United States and the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI ("Diamond"); and Marat Rosenberg, a citizen of the United States and the sole member of Rivergreen Capital, LLC which is a limited partner of HFI ("Rosenberg").

         HFI is a Texas limited partnership, the principal business of which is to provide financial consulting services. The principal business address of HFI, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         HFI GP is a Texas limited liability company, the principal business of which is to act as general partner of HFI. The principal business address of HFI GP, which also serves as its principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Halter's principal occupation or employment is managing HFI GP and its related entities. The principal business address of Halter, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Brigante's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Brigante, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Diamond's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Diamond, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

         Rosenberg's principal occupation or employment is serving as an officer of HFI GP and its related entities. The principal business address of Rosenberg, which also serves as his principal office, is 12890 Hilltop Road, Argyle, Texas 76226.

                                       13D                          Page 9 of 11


         During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable. This filing is being made as a result of the effectiveness of the Issuer's registration statement on Form 10-SB on May 12, 2008.


ITEM 4.  PURPOSE OF TRANSACTION.

         This filing is being made as a result of the effectiveness of the Issuer's registration statement on Form 10-SB on May 12, 2008.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-3(a), at the close of business on May 12, 2008, HFI may be deemed to be the beneficial owner of 400,000 shares of the Stock, which constitutes approximately 80% of the 500,016 shares of the Stock outstanding on May 12, 2008 (the "Outstanding Shares"). HFI, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on May 12, 2008, HFI GP, as the sole general partner of HFI, may be deemed to be the beneficial owner of 400,000 shares of the Stock, which constitutes approximately 80% of the Outstanding Shares. HFI GP, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on May 12, 2008, Halter, as the sole member of TPH GP, LLC which is the sole general partner of TPH, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 400,000 shares of the Stock, which constitutes approximately 80% of the Outstanding Shares. Halter, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on May 12, 2008, Brigante, as the sole member of Bellfield Capital Management, LLC which is the sole general partner of Bellfield Capital Partners, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 400,000 shares of the Stock, which constitutes approximately 80% of the Outstanding Shares. Brigante, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

                                       13D                         Page 10 of 11


         Pursuant to Rule 13d-3(a), at the close of business on May 12, 2008, Diamond, as the sole member of Colhurst Capital GP, LLC which is the sole general partner of Colhurst Capital, L.P. which is a limited partner of HFI, may be deemed to be the beneficial owner of 400,000 shares of the Stock, which constitutes approximately 80% of the Outstanding Shares. Diamond, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Pursuant to Rule 13d-3(a), at the close of business on May 12, 2008, Rosenberg, as the sole member of Rivergreen Capital, LLC which is a limited partner of HFI, may be deemed to be the beneficial owner of 400,000 shares of the Stock, which constitutes approximately 80% of the Outstanding Shares. Rosenberg, either directly or indirectly, may have or share the power to vote or direct the vote and to dispose of or to direct the disposition of such shares of Stock.

         Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

         Transactions effected in the last 60 days: Not Applicable

                                       13D                         Page 11 of 11


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



         DATED:   May 12, 2008

                                       Halter Financial Investments, L.P.,
                                       a Texas limited parItnership

                                       By:  Halter Financial Investments GP, LLC
                                       Its:   General Partner

                                       By:   /s/ Timothy P. Halter
                                             ---------------------
                                       Its:  Chairman


                                       Halter Financial Investments GP, LLC,
                                       a Texas limited liability company

                                       By:   /s/ Timothy P. Halter
                                             ---------------------
                                       Its:   Chairman


                                       /s/ Timothy P. Halter
                                       ---------------------
                                       Timothy P. Halter


                                       /s/ David Brigante
                                       ------------------
                                       David Brigante


                                       /s/ George L. Diamond
                                       ---------------------
                                       George L. Diamond


                                       /s/ Marat Rosenberg
                                       -------------------
                                       Marat Rosenberg